(formerly Quest Capital Corp.)

Interim Consolidated Financial Statements (Unaudited)
March 31, 2011

 (Expressed in thousands of Canadian dollars)

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Interim Consolidated Balance Sheets (unaudited)
(Expressed in thousands of Canadian dollars)

		March 31	December 31	January 1
	Note	2011	2010	2010
		$	$	$

Assets
Cash and cash equivalents		92,678	107,689	4,682
Sold loans receivable	7d	830	-	5,958
Prepaid expenses, deposits and other		936
receivables			509	420
Income tax receivable		239	237	-
Investments and securities held for trading	6	25,495	20,866	-
Loans receivable	7	98,218	92,203	272,197
Foreclosed properties held for sale	8	30,797	29,807	1,956
Deferred income tax assets	14	-	-	11,504
Premises and equipment	9	245	268	429
Intangible assets	10	1	1	117
Equity method investments	11	429	413	633
		249,868	251,993	297,896

Liabilities
Accounts payable and accrued liabilities	21	3,440	4,363	2,602
Income tax payable		-	-	161
Non-recourse loan syndications		-	-	20,677
Deferred income tax liabilities	14	216	307	549
		3,656	4,670	23,989

Equity
Share capital	12	218,082	218,082	210,433
Contributed surplus	12	11,982	11,418	9,538
Retained earnings		16,190	17,842	53,936
Cumulative currency translation adjustment		(42)	(19)	-
		246,212	247,323	273,907
		249,868	251,993	297,896

Refer to Refer to Note 15 for commitments and contingencies and to Note 22 for subsequent events.

Approved by the Board of Directors

“A. Murray Sinclair”	Director	“Peter Grosskopf”	Director
Murray Sinclair		Peter Grosskopf

The accompanying notes are an integral part of these consolidated financial statements.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Interim Consolidated Statements of Comprehensive (Loss) Income (unaudited)
(Expressed in thousands of Canadian dollars, except per share amounts)

		Three Months Ended March 31
	Note	2011	2010
		$	$

Interest income (expense)
Interest income on performing loans		1,091	3,209
Interest income on impaired loans	7c	2,601	3,733
Other interest income		280	330
Interest expense on non-recourse loan syndications		-	(139)
Net interest income		3,972	7,133

Other loan (expense) income
Loan loss expense, net of recoveries	7c	(989)	(3,829)
Gain on sale of loans and foreclosed properties	7c,21	-	642
Income from syndication fees	21	-	14
		(989)	(3,173)

Other income (loss)
Other income		1,361	-
Equity method investment income (loss)	11	24	(56)
Unrealized (loss) gain on investments and securities held for trading	6	(610)	-
		775	(56)
Net interest and other income		3,758	3,904

General and administrative expense
Salaries and benefits	21	2,398	1,256
Office and other	21	409	423
Unrealized foreign exchange loss (gain)		940	(61)
Stock-based compensation	12c	564	544
Legal and professional services		485	237
Regulatory and shareholder relations		71	80
Directors’ fees		54	56
Management services	13,21	531	-
		5,452	2,535
(Loss) income before income taxes		(1,694)	1,369

Income tax (recovery) expense
Current	14	42	(178)
Deferred	14	(84)	383
		(42)	205
Net (loss) income		(1,652)	1,164

Other comprehensive (loss) income
Currency translation adjustments		(23)	(12)
		(23)	(12)

Net comprehensive (loss) income		(1,675)	1,152
Basic (loss) earnings per share		(0.01)	0.01
Diluted earnings per share		-	0.01

Weighted average number of shares outstanding
Basic		154,694,758	149,920,590
Diluted		155,935,175	149,984,820

The accompanying notes are an integral part of these consolidated financial statements.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Interim Consolidated Statements of Changes in Equity (unaudited)
(Expressed in thousands of Canadian dollars, except number of shares)

				Cumulative
				Currency
		Contributed	Retained	Translation
	Share Capital	Surplus	Earnings	Adjustment	Total
	$	$	$	$	$
Balance, January 1, 2010	210,433	9,538	53,936	-	273,907
Net income	-	-	1,597	-	1,164
Currency translation adjustments	-	-	-	(12)	(12)
Shares repurchased and cancelled	(2,451)	248	-	-	(2,203)
Stock-based compensation	-	544	-	-	544
Balance, March 31, 2010	207,982	10,330	55,533	(12)	273,833

Balance, January 1, 2011	218,082	11,418	17,842	(19)	247,323
Net loss	-	-	(1,652)	-	(1,652)
Currency translation adjustments	-	-	-	(23)	(23)
Stock-based compensation	-	564	-	-	564
Balance, March 31, 2011	218,082	11,982	16,190	(42)	246,212

The accompanying notes are an integral part of these consolidated financial statements.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Interim Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of Canadian dollars)

	Three Months Ended March 31
	2011	2010
	$	$

Cash flows (used in) from operating activities
Net (loss) income	(1,652)	1,164
Adjustments to determine net cash flows relating to operating items:
Loan related activities:
Loan loss expense, net of recoveries	989	3,829
Deferred loan fees received	1,725	641
Interest income	(3,972)	(7,272)
Interest payments received	2,072	2,423
Net loan (fundings) repayments	(32,586)	11,438
Proceeds from sale of loans and foreclosed properties	23,372	41,040
Bonus shares and warrants received through lending activities	(5,239)	-
Recovery or gain on sale of loans and foreclosed properties	(373)	(642)
Interest expense on non-recourse syndications	-	139
	(15,664)	52,760
Other operating activities:
Amortization of premises and equipment and intangible assets	30	66
Deferred income taxes	(87)	383
Stock-based compensation expense	564	544
(Income) loss from equity method investments	(24)	56
Other changes in non-cash operating working capital (Note 20)	(1,353)	(884)
Unrealized loss on investments and securities held for trading	610	-
Foreign exchange loss	940	-
Other operating cash flows	(4)	(10)
	676	155
	(14,988)	52,915

Cash flows from (used in) financing activities
Payments of non-recourse loan interest	-	(1,032)
Repayments of non-recourse loan syndication principal	-	(20,005)
Common shares repurchased and cancelled	-	(2,203)
	-	(23,240)

Cash flows (used in) from investing activities
Purchases of premises and equipment	(8)	(7)
Purchases of intangible assets	-	(1)
	(8)	(8)
Changes due to foreign exchange on cash held in subsidiaries	(15)	-
(Decrease) increase in cash and cash equivalents	(15,011)	29,667
Cash and cash equivalents - beginning of period	107,689	4,682
Cash and cash equivalents - end of period	92,678	34,349

The accompanying notes are an integral part of these consolidated financial statements.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

1	NATURE OF OPERATIONS

On September 7, 2010, Sprott Resource Lending Corp. (“SRLC” or the “Company”) implemented a structure, approved by shareholders on August 17, 2010, to focus its operations as a natural resources lender to companies in the mining and energy sectors.

Resource-based loans are originated through a partnership, Sprott Resource Lending Partnership (the “Partnership”), between the Company and Sprott Lending Consulting LP (“Sprott LP”). Under the terms of the Partnership Agreement and the Management Services Agreement which expires on September 7, 2013 (collectively “the Agreements”), the Company holds all voting units in the Partnership, which conveys control over key lending, strategic and operational decisions of the Partnership. Sprott LP holds only non-voting Partnership units and administers the day-to-day Partnership operations and provides senior management expertise. As compensation for their services, Sprott LP receives priority Partnership distributions and management fees as discussed in Note 13.

Distributions based on net assets and Partnership income before income taxes are paid annually, subject to available adjusted Partnership net income, and are cumulative if not paid in a given year.

Prior to September 7, 2010, the Company, operating under the name Quest Capital Corp., provided mortgage financings, predominantly for residential developments in Canada. As at March 31, 2011, the Company has a legacy portfolio of real estate loans and foreclosed properties which is actively being monetized. Over time, the proceeds from real estate loan monetization will be redeployed into resource loans.

From January 1, 2008 to December 31, 2010, the Company was a mortgage investment corporation (“MIC”) for Canadian income tax purposes. A MIC is a special-purpose corporation, defined under Section 130.1 of the Income Tax Act (Canada), that, among other restrictions, must hold a majority of its assets in residentially-oriented mortgages secured by properties in Canada and/or cash.

Effective January 1, 2011, the Company no longer maintains its MIC status as it continues to grow its resource loan portfolio and monetize its existing real estate loan portfolio.

SRLC is a publicly listed company incorporated and domiciled in Canada. The Company’s registered address is as follows: Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, Toronto, Ontario M5J 2J2. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE Amex”).

2	BASIS OF PREPARATION

These interim consolidated financial statements (the “Financial Statements”), including comparative periods, have been prepared using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). As these financial statements represent the Company’s initial presentation of its results and financial position under IFRS, they were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) and with IFRS 1, First-Time Adoption of IFRS. As these financial statements are the Company’s first using IFRS, certain disclosures, and the recognition and measurement of certain balances and transactions may differ from the financial statements previously reported under Canadian generally accepted accounting principles (“Canadian GAAP”).

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Reconciliations from Canadian GAAP to IFRS for certain comparative periods, with explanations for significant differences, are included in Note 5b. These Financial Statements should be read in conjunction with the Company’s 2010 audited annual consolidated statements.

These Financial Statements are prepared using IFRS’s in effect as at May 26, 2011, the date of the board of directors approving the Financial Statements. Significant accounting policies used in the preparation of Financial Statements are described in Note 3. However, as new IFRS pronouncements and interpretations are issued by the IASB, the actual accounting standards and policies adopted as at December 31, 2011, may differ from those used herein.

In November 2009, the IASB issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is effective January 1, 2013, but early adoption is permitted. The Company has adopted IFRS 9 in preparing these financial statements.

3	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of the consolidated interim Financial Statements are described below.

a) Basis of consolidation

These consolidated interim financial statements include the assets, liabilities and results of operations of the Company and 100% of the following entities which are wholly owned or wholly controlled by the Company: Sprott Resource Lending Partnership; QC Services Inc.; 7603908 Canada Inc., 0854560 B.C. Ltd.; 0854561 B.C. Ltd; 0894023 B.C. Ltd.; 2265366 Ontario Inc.; Viceroy Capital Corp.; and Viceroy Gold Corporation. Viceroy Gold Corporation includes a 75% interest in the Castle Mountain joint venture. Sprott Resource Lending Partnership owns 100% of Sprott Resource Lending (AM) Limited Partnership, which owns a 50% interest in SD Holding (Sierra Leone) Partnership joint venture. SD Holding (Sierra Leone) Partnership owns 100% of SD Holding (Sierra Leone) Inc.

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All consolidated entities are wholly owned and controlled by the Company, and all intercompany balances and transactions are eliminated.

b) Joint ventures

When joint approval is required from third parties to enable the implementation of the strategic operating, investing or financing matters governing affiliated entities of the Company, the affiliated entities are considered to be joint ventures. Joint ventures are accounted for using the equity method, whereby the Company records its proportionate share of an affiliate’s net assets as an equity method investment and its proportionate share of an affiliate’s net income (loss) as equity method investment income (loss).

c) Cash and cash equivalents

Cash and cash equivalents include cash on hand with major Canadian chartered banks, as well as short-term, highly-liquid deposits and investments having maturity terms of 90 days or less at the time of acquisition, and are not subject to significant changes in fair value. Cash and cash equivalents are designated as held for trading and are carried at fair value.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

d)      Financial assets

Initial recognition and measurement

Non-derivative financial assets are classified as “financial assets held for trading”, or “loans and receivables”. The Company determines the classification of its financial assets at initial recognition. All financial assets are recognized initially at fair value.

Subsequent measurement – Financial assets held for trading

Financial assets are classified as held for trading if management intends to sell the financial assets in the near term. These include investments and securities held for trading on the interim consolidated balance sheet.

Investments and securities held for trading include fund investments that do not meet the criteria for classification as cash and cash equivalents, and securities received through the Company’s resource lending activities. These securities may include common shares or common share purchase warrants. These investments and securities are designated as held for trading and are carried at fair value. Fair value gains (losses) of investments and securities are recognized in net (loss) income for changes in fair value incurred since the initial recognition of these financial instruments, or since the beginning of the reporting period. Purchase and sales of investments and securities held for trading are accounted for at their trade date.

Investments and securities held for trading, including shares or share purchase warrants are measured at fair value. Fair value gains (losses) are recorded in net (loss) income for changes in fair value incurred since the initial recognition of these financial instruments, or since the beginning of the reporting period.

The methodologies employed to determine fair values for securities held for trading are discussed in Note 17.

Derivatives may be embedded in other financial instruments (the host instrument). Embedded derivatives with host contracts that are financial assets are not separated but rather the combined contract is assessed as a whole at fair value with subsequent changes in fair value recognized in net (loss) income.

Subsequent measurement – Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These include accounts receivables and loans receivable.

After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest method, less impairment.

Loans receivable are recorded at amortized cost, net of specific loan loss provision. Fees received for originating the loans are netted against the loans’ cost and are recognized in net interest income using the effective interest method. Fees received may include cash and/or securities in the borrower. Costs include commissions and other direct and incremental costs. Success fees earned in return for mandated lead arranger activities are not amortized over the term of the loan but are recognized into income up front.

Impairment of loans and provision for loan losses

Loans are considered to be impaired when there is objective evidence that, as a result of one or more events that have occurred after the initial recognition of the loan, the estimated future cash flows of the loan have been affected.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Objective evidence of impairment of a loan could include: significant financial difficulty of the borrower; breach of contract, such as a default or delinquency in interest or principal payments; or it becomes probable that the borrower will enter bankruptcy or other financial reorganization.

The Company first assesses whether objective evidence of impairment exists individually for loans. If the Company determines that no objective evidence of impairment exists for an individually assessed loan, whether significant or not, it includes the loan in a group of loans with similar credit risk characteristics and collectively assesses them for impairment. Loans that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

Specific provision for loan losses

At a minimum of each reporting period, management assesses whether there are indicators that loan loss provisions are required for each loan in the Company’s loan portfolio based on economic and market trends, the impairment status of loans, the quoted credit rating of the borrower, market value of the asset, and appraisals, if any, of the security underlying loans receivable. If these factors indicate that the carrying value of loans may not be recoverable, or the repayment of contractual amounts due may be delayed, management compares the carrying value of the affected loans with the discounted present values of their estimated future cash flows. To the extent that discounted estimated future cash flows are less than the loan carrying value, a specific loan loss provision is recorded. Any subsequent recognition of interest income on a loan for which a specific loan loss provision exists is calculated at the discount rate used in determining the provision, which may differ from the contracted loan interest rate.

Should the cash flow assumptions used to determine the original loan loss provision change, the loan loss provision may be reversed. A loan loss provision is reversed only to the extent than the revised carrying value of the loan does not exceed its amortized cost that would have been recorded had no loan loss provision been recognized.

Collective provision for loan losses

At each reporting period, management assesses the need for a collective provision for loan losses. Management considers many factors in determining the appropriate level of a collective provision for loan losses, including the current state of financial markets and historical life cycle losses.

e)      Foreclosed properties

Foreclosed properties include properties for which the Company has taken legal title, as well as those properties for which the Company is entitled, through court order, to take title or to enforce the sale, unconditionally. When a loan is foreclosed, the value of the foreclosed property is initially measured at the lower of the carrying value or fair value less selling costs. Foreclosed properties which are in saleable condition and for which a sale is considered probable are classified as held for sale and are subsequently measured at the lower of carrying value or fair value less costs to sell. Amortization is not recorded on foreclosed properties.

f)      Sold loans receivable

In the normal course of business, the Company may sell its interests in loans receivable. Outstanding proceeds of sold loans receivable are reported separately from other loans receivable, and measured at their realizable value, net of expected sales costs.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

g)      Long-lived assets

Premises and equipment

Land is carried at historical cost, less accumulated impairment losses, and is not depreciated.

Leasehold improvements are carried at historical cost, less accumulated amortization and impairment losses. Amortization is recorded on a straight-line basis over the terms of the related leases.

Computer equipment and operating software are carried at historical cost, less accumulated amortization and impairment losses, and includes software integral to the operation of the equipment. Amortization is recorded on a straight-line basis over 3 years.

Other equipment, which includes furniture and sundry equipment, is carried at historical cost, less accumulated amortization and impairment losses. Amortization is recorded on a straight-line basis over 5 years.

Artwork is carried at historical cost, less accumulated impairment losses, and is not depreciated.

Intangible assets

Intangible assets held by the Company have finite lives and consist of computer application software implementation and licensing costs, and are carried at historical cost, less accumulated amortization and impairment losses. Amortization is recorded on a straight-line basis over 3 years.

h)      Impairment of long-lived assets and reversals of impairments recognized

The Company assesses, each reporting period, whether there are any indicators that the carrying values of premises and equipment and intangible assets may exceed their fair values. Such indicators may include, but are not limited to declines in market prices, changes in use of the assets, or deterioration of asset condition. If such indicators are identified, the Company determines the fair values of long-lived assets based on the estimated future undiscounted cash flows generated by the assets, including disposals. In estimating future cash flows, the Company considers operating plans, market conditions, appraisal values and management’s best estimate of the most probable set of conditions to occur. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amount is determined as the higher of the fair value less costs to sell for the asset or cash generating unit (“CGU”) and its value in use. This is determined for an individual asset unless the asset does not generate cash flows that are largely independent of those from other assets or groups of assets. If this is the case, individual assets are grouped together into CGUs for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or asset groups. An impairment loss equal to the excess amount of asset carrying values over their fair value is recognized in the period in which impairment has occurred.

In subsequent periods, if the cash flow assumptions used to determine the impairment loss change, an impairment loss may be reversed. An impairment loss is reversed only to the extent than the revised carrying amount does not exceed the carrying amount of the related asset, net of accumulated amortization, that would have been recorded had no impairment loss been recognized.

i)      Provisions

The Company recognizes provisions, typically for asset retirement obligations and employee benefits, when a legal or constructive obligation exists as a result of past events, when it is probable that there will be an outflow of economic benefits from the entity, and a reliable estimate of the amount of the obligation can be made. When a provision is expected to settle beyond the immediate term, the provision is measured at the present value of future cash flows, discounted at prevailing market interest rates. With the passage of time, additional expenses are recorded as the provision accretes.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

 j)      Translation of foreign currencies

The presentation currency for these consolidated financial statements is Canadian dollars. The functional currency for Sprott Resource Lending Corp. and certain other consolidated entities is Canadian dollars, while certain consolidated entities’ functional currency is the U.S. dollar.

The assets and liabilities of subsidiaries with a U.S. dollar functional currency are translated at the exchange rate prevailing on the reporting date, and revenues and expenses at the average rates during the reporting period. Foreign currency gains or losses resulting from the translation of these subsidiaries is recorded in other comprehensive income as currency translation adjustments, which is a component of the Company’s equity.

Foreign currency translation gains or losses resulting from the translation of foreign-denominated monetary assets and liabilities into any of the consolidated entities’ functional currencies are recorded in income (loss), unless the monetary item is deemed an investment in another consolidated entity. A monetary item is considered to be an investment in a subsidiary when settlement of the item is neither planned nor likely to occur in the foreseeable future; such foreign currency translation gains or losses, on foreign subsidiaries with a U.S. dollar functional currency, are recorded in the currency translation adjustment account. Upon disposal of a foreign subsidiary, any gain or loss accumulated in other comprehensive income is transferred to the statement of comprehensive (loss) income.

k)      Interest income recognition

Interest income is recognized on an accrual basis using the effective interest method. Under the effective interest method, the interest rate realized is not necessarily the same as the stated loan interest rate. The effective interest rate is the rate required to discount the future value of all loan cash flows to their present value and is adjusted for the receipt of non-cash items in connection with the loan. Loan cash flows include principal, interest, commitment fees, renegotiation fees, forbearance fees and other sundry payments and receipts. Non-cash items include common shares or common share purchase warrants received. If the discounted cash flows from renewed or renegotiated loan terms significantly differ from those of the original loan, income from existing commitment and other fees, previously not recognized through the effective interest rate of the original loan, are recorded into income on the cancellation of the original loan, and any additional fees received are recognized through the effective interest rate of the new loan.

When a loan is classified as impaired, the original expected timing and amount of future cash flows may be revised to reflect new loan circumstances. These revised cash flows are discounted using the original effective interest rate to determine the impaired carrying value of the loan. Interest income is thereafter recognized on this impaired carrying value using the effective interest rate. Additional changes to the amount or timing of future cash flows could result in further loan losses, or the reversal of previous loan losses, which would also impact the amount of subsequent interest income recognized.

On some of its loans, the Company receives loan administration or syndication fees from loan syndication partners. These fees are not included in the cash flows used to determine the effective interest rate, and are amortized into income (loss) over the estimated terms of the loans.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Loan commitment, origination, restructuring and renegotiation fees, and interest collected in advance, are netted against the loan receivable balance and recognized in income over the estimated term of the loan. Interest penalties received as a result of loan prepayments by borrowers are recognized as income in the period in which the prepayment is made, unless only minor modifications were made to the loan in which case they are deferred and amortized using the effective interest method. If a modification of a loan does not represent an extinguishment of the original receivable, but instead a renegotiation of an existing loan, any deferred transaction costs and fees are carried forward and amortized over the remaining term of the renegotiated debt using the effective interest method.

l)      Management services

Certain distributions from the Partnership are payable to Sprott LP. These distributions are classified as management services expense in the Company’s consolidated financial statements. Calculation methodologies of the Partnership agreement are discussed in Note 13.

m)      Income taxes

Income tax expense comprises current and deferred components.

Current income tax expense is the expected tax payable for the current year’s taxable income based on rates enacted or substantively enacted at the period end and any adjustment to last year’s estimate.

Deferred income taxes are calculated using the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in expected future tax rates will be recognized in net (loss) income in the period that includes the date of substantive enactment of the revised tax rates. Deferred tax assets are recognized to the extent that it is probable that they will be realized.

n)      Stock-based compensation

The Company grants stock options to employees, officers, directors and certain service providers. The board of directors grant such options with lives up to 5 years, with vesting periods determined at its discretion and at exercise prices equal to or greater than the Company’s closing common share price on the date preceding that of the grant date.

The Company determines the fair value of options granted using the Black-Scholes option pricing model. The fair value of options granted incorporates an assumption for expected option forfeitures and is determined on the grant date. The fair value of options on each vesting date are recognized as stock-based compensation expense over the vesting period.

o)      Common shares of the Company

The value of common shares issued in a public or private offering is equal to the cash consideration received. Common shares issued on exercise of stock options are recorded at the amount equal to the exercise price received plus the fair value of the underlying options that are transferred from contributed surplus. For common shares issued as consideration for services rendered, the amount credited to share capital is equal to the fair value of the liability incurred. The number of common shares issued as consideration for services is based on a volume-weighted average trading value of the common shares. The cost of common shares repurchased and cancelled is allocated first to share capital in an amount equal to the assigned value and the difference to contributed surplus.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

p)      Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by dividing net earnings available to common shareholders for the period by the diluted weighted average number of common shares outstanding during the period. The diluted weighted average number of shares includes the potential dilution from common shares issuable through stock options, if dilutive, using the treasury stock method. The treasury stock method assumes that the proceeds from any shares issued on the exercise of stock options are used by the Company to repurchase and cancel shares at the average market price of the Company’s share price for the period. As such, where the strike price of stock options exceeds the average market price of the Company’s shares for the reporting period, the inclusion of these shares under the treasury stock method would be anti-dilutive, so these shares are excluded from the calculation of the weighted average number of diluted common shares.

In years that the Company reports a net loss, loss per share is not presented on a diluted basis, as the result would be anti-dilutive.

q)      Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by another party, the lessor, are classified as operating leases. Payments, including pre-payments made under operating leases are charged to the consolidated statement of comprehensive (loss) income on a straight-line basis over the period of the lease.

r)      Use of estimates

The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Financial statement items subject to significant management judgement include:

  Provisions for loan losses- Management exercises judgment to determine whether indicators of loan impairment exist, and if so, management must estimate the timing and amount of future cash flows from loans receivable.

  Stock-based compensation- Inputs to the Black-Scholes option pricing model require estimates of option forfeiture rates and future share price volatility.

  Valuation of deferred income tax assets- The valuation of deferred income tax assets requires judgments on their recoverability. Such judgments are made based on management’s estimates on the timing and amount of the Company’s future taxable earnings.

  Valuation of warrants- Inputs to the Black-Scholes option pricing model require estimates of future share price volatility. Refer to Note 18 for the sensitivity analysis performed on warrant valuation.

  Impairment of foreclosed properties- Management exercises judgment to determine whether indicators of impairment exist, and if so, management must estimate the timing and amount of future cash flows from foreclosed properties.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

While management believes that these estimates and assumptions are reasonable, actual results could differ materially from those estimates.

4	NEW AND REVISED IFRSs IN ISSUE BUT NOT YET EFFECTIVE

A number of new standards and issued amendments to standards and interpretations are not yet effective for the year ending December 31, 2011, and have not been applied when preparing these interim consolidated financial statements. Management is currently assessing the impact of these standards and amendments on its financial statements.

5	TRANSITION TO IFRS

The Company has adopted IFRS effective January 1, 2011 and the financial statements for the year ending December 31, 2011 will be the first annual financial statements reported under IFRS, with an IFRS transition date of January 1, 2010. Prior to January 1, 2011, the Company prepared its financial statements under Canadian generally accepted accounting principles (“Canadian GAAP”). These financial statements have been prepared in accordance with the IFRS and accounting policies that the Company expects to be effective on December 31, 2011. However, the presentation of future reporting periods as reported in these financial statements may differ as new IFRS and accounting policies become effective.

a) Exceptions and exemptions from retrospective application of IFRS

Generally, IFRS 1, First Time Adoption of International Reporting Standards, requires retrospective application of IFRS with all cumulative adjustments to the previous Canadian GAAP balances reflected in the transition date balance sheet as at January 1, 2010. However, IFRS 1 provides certain mandatory exemptions and optional exemptions to retrospective application of IFRS of which the Company has availed the following:

i)      Stock based compensation

IFRS 1 encourages, but does not require, early application of IFRS 2, Share-based Payment, to stock options granted after November 7, 2002, and which vested before the later of January 1, 2005 and the IFRS transition date. The Company has elected not to apply IFRS 2 to stock options vested prior to January 1, 2010.

ii)      Cumulative currency translation adjustment

IFRS 1 does not require a first-time adopter to apply IAS 21, The Effects of Changes in Foreign Exchange Rates, to cumulative currency translation adjustments that existed on the IFRS transition date. The Company has elected to report only those cumulative currency translation adjustments arising after January 1, 2010. All currency translation adjustments arising prior to January 1, 2010 are reflected in retained earnings in the January 1, 2010 balance sheet, and will not be included in the gain or loss on subsequent disposals of foreign operations.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

iii)      Estimates

IFRS 1 does not permit retrospective application of other reporting standards with the benefit of hindsight. Consequently, all retrospective changes have been made using estimates consistent with those used in prior financial statements under Canadian GAAP.

b)      Reconciliations from Canadian GAAP to IFRS

Recognition and measurement differences exist between Canadian GAAP and IFRS in certain areas. To illustrate the effects of these differences, certain financial statements previously reported under Canadian GAAP have been reconciled to the equivalent IFRS statements, and reconciling differences explained.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Consolidated balance sheet as at January 1, 2010:

	Canadian		IFRS	IFRS
	GAAP	Note	Adjustments	Reclassifications	IFRS
	$		$	$	$

Assets
Cash and cash equivalents	4,729	(i)	(47)	-	4,682
Restricted cash	1,103	(i)	(1,103)	-	-
Sold loans receivable	-	(v)	-	5,958	5,958
Prepaid expenses, deposits and other receivables	6,365	(i)(v)	13	(5,958)	420
Loans receivable	272,197		-	-	272,197
Foreclosed properties held for sale	1,956		-	-	1,956
Deferred income tax assets	11,504		-	-	11,504
Premises and equipment	429		-	-	429
Intangible assets	117		-	-	117
Equity method investments	-	(i)	633	-	633
	298,400		(504)	-	297,896

Liabilities
Accounts payable and accrued liabilities	2,793	(i)	(191)	-	2,602
Income tax payable	161		-	-	161
Non-recourse loan syndications	20,677		-	-	20,677
Asset retirement obligation	313	(i)	(313)	-	-
Deferred income tax liabilities	549		-	-	549
	24,493		(504)	-	23,989

Shareholders’ Equity
Share capital	210,433		-	-	210,433
Contributed surplus	9,223	(ii)	315	-	9,538
Retained earnings	54,251	(ii)	(315)	-	53,936
	273,907		-	-	273,907
	298,400		(504)	-	297,896

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Consolidated balance sheet as at March 31, 2010:

	Canadian		IFRS	IFRS
	GAAP	Note	Adjustments	Reclassifications	IFRS
	$		$	$	$

Assets
Cash and cash equivalents	34,428	(i)	(79)	-	34,349
Restricted cash	977	(i)	(977)	-	-
Sold loans receivable	-	(v)	-	5,000	5,000
Prepaid expenses, deposits and other receivables	5,535	(i)(v)	15	(5,000)	550
Income tax receivable	201		-	-	201
Loans receivable	222,380	(iv)	1,487	-	223,867
Deferred income tax assets	11,418		-	-	11,418
Premises and equipment	387		-	-	387
Intangible assets	102		-	-	102
Equity method investments	-	(i)	557	-	557
	275,428		1,003	-	276,431

Liabilities
Accounts payable and accrued liabilities	2,262	(i)	(193)	-	2,069
Income tax payable	129		-	-	129

Asset retirement obligation	291	(i)	(291)	-	-
Deferred income tax liabilities	400		-	-	400
	3,082		(484)	-	2,598

Shareholders’ Equity
Share capital	207,982		-	-	207,982
Contributed surplus	9,733	(ii)	597	-	10,330
Retained earnings	54,631	(ii)(iv)	890	-	55,521
	272,346		1,487	-	273,833
	275,428		1,003	-	276,431

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Consolidated balance sheet as at December 31, 2010:

	Canadian		IFRS	IFRS
	GAAP	Note	Adjustments	Reclassifications	IFRS
	$		$	$	$

Assets
Cash and cash equivalents	107,720	(i)	(31)	-	107,689
Restricted cash	776	(i)	(776)	-	-
Sold loans receivable	-		-	-	-
Prepaid expenses, deposits and other receivables	504	(i)(v)	5	-	509
Income tax receivable	237		-	-	237
Investments and securities held for trading	20,866		-	-	20,866
Loans receivable	90,787	(iv)	1,416	-	92,203
Foreclosed properties held for sale	29,807		-	-	29,807

Deferred income tax assets	-		-	-	-
Premises and equipment	268		-	-	268
Intangible assets	1		-	-	1
Equity method investments	-	(i)	413	-	413
	250,966		1,027	-	251,993

Liabilities
Accounts payable and accrued liabilities	4,678	(i)	(315)	-	4,363
Income tax payable	-		-	-	-
Asset retirement obligation	74	(i)	(74)	-	-
Deferred income tax liabilities	307		-	-	307
	5,059		(389)	-	4,670

Shareholders’ Equity
Share capital	218,082		-	-	218,082
Contributed surplus	10,558	(ii)	860	-	11,418
Currency translation adjustment	-	(iii)	(19)	-	(19)
Retained earnings	17,267	(ii)(iii)(iv)	575	-	17,842
	245,907		1,416	-	247,323
	250,966		1,027	-	251,993

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Consolidated statement of comprehensive income for the three months ended March 31, 2010:

	Canadian		IFRS	IFRS
	GAAP	Note	Adjustments	Reclassifications	IFRS
	$		$	$	$

Interest income (expense)
Interest income	3,536	(iv)(v)	3,733	3	7,272
Interest expense on non-recourse loan syndications	(139)		-	-	(139)
	3,397		3,733	3	7,133

Other loan income (expense)
Loan loss expense, net of recoveries	(1,583)	(iv)	(2,246)		(3,829)
Loss on revaluation of foreclosed properties held for sale	-		-	-	-
Gain on sale of loans and foreclosed properties	642				642
Income from syndication fees	8	(v)	-	6	14
	(933)		(2,246)	6	(3,173)
Net interest and loan income	2,464		1,487	9	3,960

Other (loss) income
Equity method investment (loss) income	-	(i)	(56)	-	(56)
Unrealized gain on investments and securities held for trading	-		-	-	-
Financing fees	-		-	-	-
	-		(56)	-	(56)

General and administrative expense
Salaries and benefits	1,256		-	-	1,256
Office and other	372	(iii) (v)	(12)	2	362
Stock-based compensation	262	(ii)	282	-	544
Legal and professional services	235	(v)	-	2	237
Regulatory and shareholder relations	80		-	-	80
Resource asset related expenses	60	(i)(v)	(56)	(4)	-
Directors’ fees	47	(v)	-	9	56
	2,312		214	9	2,535
Income before income taxes	152		1,217	-	1,369

Income tax (recovery) expense
Current	(178)		-		(178)
Future	(50)		433		383
	(228)		433		205
Net income	380		784		1,164

Other comprehensive (loss) income
Currency translation adjustment	-	(iii)	(12)	-	(12)
	-		(12)	-	(12)

Net comprehensive income	380		772	-	1,152

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Consolidated statement of comprehensive (loss) income for the year ended December 31, 2010:

	Canadian		IFRS	IFRS
	GAAP	Note	Adjustments	Reclassifications	IFRS
	$		$	$	$

Interest income (expense)
Interest income	10,118	(iv)(v)	14,719	11	24,848
Interest expense on non-recourse loan syndications	(168)		-	-	(168)
	9,950		14,719	11	24,680
Other loan (expense) income
Loan loss expense, net of recoveries	(21,760)	(iv)	(13,303)	-	(35,063)
Loss on revaluation of foreclosed properties held for sale	(200)		-	-	(200)
Gain (loss) on sale of loans and foreclosed properties	249		-	-	249
Income from syndication fees	37	(v)	-	34	71
	(21,674)		(13,303)	34	(34,943)
Net interest and loan (loss) income	(11,724)		1,416	45	(10,263)

Other (loss) income
Equity method investment (loss) income	-	(i)	(192)	-	(192)
Unrealized gain on investments and securities held for trading	55		-	-	55
Financing fees	(350)		-	-	(350)
	(295)		(192)	-	(487)

General and administrative expense
Salaries and benefits	8,082		-	-	8,082
Office and other	1,461	(iii)(v)	(19)	6	1,448
Stock-based compensation	1,417	(ii)	545	-	1,962
Legal and professional services	1,524	(v)	-	15	1,539
Regulatory and shareholder relations	434		-	-	434
Resource asset related expenses	199	(i)(v)	(192)	(7)	-
Directors’ fees	195	(v)	-	31	226
Management services	604		-	-	604
	13,916		334	45	14,295
(Loss) income before income taxes	(25,935)		890	-	(25,045)

Income tax (recovery) expense
Current	(233)		-	-	(233)
Future	11,282		-	-	11,282
	11,049		-	-	11,049
Net (loss) income	(36,984)		890	-	(36,094)

Other comprehensive (loss) income
Currency translation adjustment	-	(iii)	(19)	-	(19)
	-		(19)	-	(19)

Net comprehensive (loss) income	(36,984)		871	-	(36,113)

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Consolidated statement of cash flows for the three months ended March 31, 2010:

			IFRS	IFRS
	CGAAP	Note	Adjustment	Reclassifications	IFRS
				$	$

Cash flows from (used in) operating activities
Net income	380		784	-	1,164
Adjustments to determine net cash flows relating to operating items:
Amortization of premises and equipment and	66		-
intangible assets				-	66
Deferred income taxes	(50)		433	-	383
Stock-based compensation expense	262	(ii)	282	-	544
Loan loss expense, net of recoveries	1,583	(iv)	2,246	-	3,829
Gain on sale of loans and foreclosed properties	(642)		-	-	(642)
Deferred loan fees received	641		-	-	641
Interest income	(3,536)	(iv)(v)	(3,733)	(3)	(7,272)
Interest payments received	2,420	(v)	-	3	2,423
Net loan repayments (fundings)	-	(v)	-	11,438	11,438
Proceeds from sale of loans and foreclosed	-	(v)	-
properties				41,040	41,040
Interest expense on non-recourse syndications	139		-		139
Loss (income) from equity method investments	-	(i)	56	-	56
Decrease in asset retirement obligation	(22)	(i)	22	-	-
Other changes in non-cash operating working	(884)	-	-
capital (Note 20)				-	(884)
Other operating cash flows	(13)	(i)	3	-	10
	344		93	52,478	52,915

Cash flows (used in) from financing activities
Repayments of non-recourse loan syndication	(20,898)	(v)	-	20,898	-
Common shares repurchased and cancelled	(2,203)		-	-	(2,203)
Revolving debt facility
Payments of non-recourse loan interest	(139)	(v)	-	(893)	(1,032)
Repayments of non-recourse loan syndication principal	-	(v)	-	(20,005)	(20,005)
	(23,240)		-	-	(23,240)

Cash flows (used in) from investing activities
Activity in loans
Funded	(4,793)	(v)	-	4,793	-
Repayments and other	16,231	(v)	-	(16,231)	-
Proceeds on sale of loans and foreclosed properties	41,040	(v)	-	(41,040)	-
Purchases of premises and equipment	(7)		-	-	(7)
Purchases of intangible assets	(1)		-	-	(1)
Decrease in restricted cash	91	(i)	(91)	-	-
	52,561		(91)	(52,478)	(8)
Foreign exchange gain (loss) on cash held in a foreign subsidiary	34	(i)	(34)	-	-
Increase in cash and cash equivalents	29,699		(32)	-	29,667
Cash and cash equivalents - beginning of period	4,729		(47)	-	4,682
Cash and cash equivalents - end of period	34,428		(79)	-	34,349

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Notes to IFRS adjustments and reclassifications

i)      Equity method accounting

Under Canadian GAAP, the Company accounted for its 75% holding in Castle Mountain Venture (“CMV”) using the proportionate consolidation method. Accordingly, 75% of all balance sheet items from CMV were included in the consolidated balance sheet on a line-by-line basis, and 75% of CMV’s income statement balances were under the “resource asset related expenses” line item in the consolidated statement of comprehensive (loss) income.

Under IFRS, the Company accounts for its holding in CMV using the equity method. Accordingly, 75% of the joint venture’s net assets are combined into one line item, “equity method investments” in the consolidated balance sheet and 75% of the joint venture’s net income (loss) is included under “equity method investment income (loss)” in the consolidated statement of comprehensive income (loss). Subsequent to initial recognition, the equity method investment is increased for equity method investment income (loss) and additional contributions to the joint venture, and is decreased for equity method investment losses and receipts from the joint venture.

ii)      Stock-based compensation

Under Canadian GAAP, the Company amortized the total fair value of each stock option grant into income (loss) on a straight-line basis over the vesting period.

Under IFRS options granted in one tranche that vest on a graded basis (i.e. over a series of separate dates) are treated as a number of separate option grants. The fair values of options vesting on each separate date are amortized to income (loss) over the lives of each unique vesting period. Total stock-based compensation for an option grant is ultimately the same under IFRS as under Canadian GAAP, but a greater portion of the expense is recognized in the early vesting periods and a lower portion in the later vesting periods under IFRS compared with Canadian GAAP.

iii)      Currency translation adjustments

Under Canadian GAAP, the Company used the current rate method to translate the accounts of foreign-based subsidiaries. As such, foreign exchange gains and losses would have ordinarily been recorded to a currency translation adjustment account in equity. However, as the Company’s net investment in its foreign subsidiary was negative, translation gains and losses arising from the consolidation of foreign-based subsidiaries into Canadian dollars were recorded in income. The Company also recorded all gains and losses arising from the translation of intercompany receivables and payables denominated in foreign currencies directly in income.

Under IFRS, currency translation gains and losses arising from the consolidation of foreign-based subsidiaries are recorded in a currency translation account in equity and are released into income only on the disposal of the entity. Also, gains or losses arising from the translation of foreign-denominated intercompany receivables and payables are ordinarily recorded in income, unless they are deemed to be investments in subsidiaries; in the latter case, they are recorded in a currency translation adjustment account.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

iv)      Loan interest and income on impaired loans

Under Canadian GAAP, the Company did not record interest income on impaired loans that were classified as impaired. Loans were classified as impaired when they were 90 days or more past due, or when the timely collection of accrued interest and principal was unlikely.

Under IFRS, the Company continues to record loan interest and income on impaired loans. As described further in Note 3(k), interest on impaired loans is calculated using the effective interest rate of the loan applied against the impaired loan carrying value rather than the original loan carrying value.

v)      IFRS reclassifications

Certain balances and transactions have been reclassified in the IFRS financial statements to separate them from balances and transactions of a dissimilar nature. In addition, certain financial statement line captions have been reworded to more specifically describe the nature of related balances and transactions.

6	INVESTMENTS AND SECURITIES HELD FOR TRADING

Fund investments include deposits in a bond fund held with a Canadian chartered bank which holds short term and liquid underlying investments. The Company is entitled to redeem its holdings in this fund, on demand, for the fund’s fair value at the time of redemption. The fund’s fair value may fluctuate for factors such as the accrual or payment of interest, changes to market interest rates or changes to the risk profiles of the bonds in which the fund invests.

Common shares and warrants are held in connection with resource lending activities and do not represent a significant or controlling interest in the underlying investee. Common shares held by the Company are publicly traded on recognized stock exchanges, but the Company is subject to certain holding periods before trading in these shares is permitted. The Company determines the fair value of common shares based on the most recent trading price quoted on the applicable stock exchange.

Warrants held by the Company are not publicly traded and fair value is determined using the Black-Scholes option pricing model. Each whole warrant is exercisable for one common share at its stated exercise price.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Investments and securities held for trading include:

	March 31	December 31	January 1
	2011	2010	2010
		$	$
Fund investments			-
Deposit in a bond fund	20,086	19,998

Securities held in connection with lending activities:
Common shares	2,168	868	-
Warrants	3,241	-	-
Total	25,495	20,866	-

The fair value of the warrants were determined using the Black-Scholes pricing model with the following assumptions:

Ram Power Corp. – 2 year
Number of warrants	3,606,250
Strike price	$1.36 CAD
Expected life in years	1.92
Expected volatility	30%

African Minerals Limited – 3 year
Number of warrants	625,000
Strike price	6.00 GBP
Expected life in years	2.87
Expected volatility	30%

African Minerals Limited – 5 year
Number of warrants	625,000
Strike price	4.25 GBP
Expected life in years	4.87
Expected volatility	30%

Changes to the carrying values of investments and securities held for trading during the three months ended March 31, 2011 and the year ended December 31, 2010 are as follows:

	March 31,	December 31,
	2011	2010
	$	$
Balance, beginning of period	20,866	-
Fair value on acquisition or receipt	5,239	20,811
Fair valuation (losses) gains	(610)	55
Balance, end of period	25,495	20,866

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

7	LOANS RECEIVABLE

a) Components of loans receivable

Loans receivable are reported at their amortized cost using the effective interest method. By applying this method, a loan is carried at the present value of all expected cash flows of the loan; these cash flows include principal advances and repayments, interest repayments or any structuring, legal or sundry costs paid or fees received throughout the loan term. As such, structuring fees received on origination, net of any origination costs, are deferred in the carrying value of the loan and amortized into interest income over the loan term. The amortized cost of a loan is then reduced by a loan loss provision, when required.

The carrying value of the Company’s loan portfolio comprises the following components:

	March 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
Resource loans
Loan principal	43,936	5,000	-
Accrued interest	103	15	-
Deferred income and other, net	(4,725)	(723)	-
Amortized cost, before loan loss provisions	39,314	4,292	-
Loan loss provisions	-	-	-
Carrying value of resource loans receivable	39,314	4,292	-

Real estate loans(1)
Loan principal	73,568	113,484	303,606
Accrued interest and deferred costs, net	4,471	6,569	1,871
Amortized cost, before loan loss provisions	78,039	120,053	305,477
Loan loss provisions	(19,135)	(32,142)	(33,280)
Carrying value of real estate loans receivable	58,904	87,911	272,197

Total carrying value of loans receivable	98,218	92,203	272,197

(1) Amounts exclude foreclosed properties held for sale, see note 8.

b)      Past due loans that are not impaired

Loans are classified as past due when a loan is outstanding past the scheduled maturity or interest payment date. This may arise in the normal course of business as a result of various factors including refinancing, resource production, or construction delays.

All past due loans at March 31, 2011 were classified as impaired.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

c)      Impaired loans and loan loss provisions

As at March 31, 2011, the Company performed a comprehensive review of each loan in its loan portfolio to determine the requirement for loan loss provisions.

(i) Real estate loans

All impaired loans as at March 31, 2011, December 31, 2010 and January 1, 2010 are real estate loans. The carrying values of the Company’s impaired loans and loan loss provisions are as follows:

	March 31, 2011		December 31, 2010		January 1, 2010
	Number		Number		Number
Real estate loans	of Loans	$	of Loans	$	of Loans	$
Gross carrying value of impaired loans with loan loss provisions	7	78,039	13	110,146	14	134,219
Loan loss provisions		(19,135)		(32,142)		(33,280)
	7	58,904	13	78,004	14	100,939
Carrying value of impaired loans without loan loss provisions	-	-	1	9,907	3	41,761
Total carrying value of impaired loans, net of loan loss provisions	7	58,904	14	87,911	17	142,700

At March 31, 2011, the total estimated fair value of the collateral of impaired loans with loan loss provisions is $68,731. Collateral held as security for impaired loans includes real estate and other assets, which may include securities, cash or borrower guarantees. Management has estimated the fair value of the collateral taking into account a number of factors including independent real estate appraisals and management’s knowledge of the collateral, and credit and real estate markets. In assessing the adequacy of specific loan loss provisions, management takes into account likely realizable values and legal costs, and incorporates time value and credit risk components into estimated future cash flows.

When a loan is classified as impaired, the original expected timing and amount of future cash flows may be revised to reflect new loan circumstances. These revised cash flows are discounted using the original effective interest rate to determine the impaired carrying value of the loan. Interest income is thereafter recognized on this impaired carrying value using the effective interest rate. Additional changes to the amount or timing of future cash flows could result in further loan losses, or the reversal of previous loan losses, which would also impact the amount of subsequent interest income recognized.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Interest on impaired loans and the changes in the Company’s loan loss provision during the three months ended March 31, 2011 and 2010 are as follows:

	Three Months Ended
	March 31
	2011	2010
	$	$
Interest on impaired loans	3,088	3,733
Balance, beginning of period	32,142	33,280
Loan loss expense, net of recoveries(1)	989	3,829
Written off on loan sale, discharge or transfer to foreclosed properties	(13,996)	(351)
Balance, end of period	19,135	36,758

(1) In the three months ended March 31, 2011, the Company recorded $1,284 (2010 - $6,190) in additional loan loss provisions and a $295 (2010 - $2,361) recovery of loan loss provisions previously recorded.

(ii) Resource loans

As at March 31, 2011, December 31, 2010 and January 1, 2010, the Company did not have any impaired resource loans.

The Company has determined that a provision for collective impairment is not required for the three months ending March 31, 2011.

d)      Sale of loans and foreclosed properties

During the three months ended March 31, 2011, the Company sold certain real estate loans receivable. A summary of these transactions is as follows:

	Three Months Ended
	March 31
	2011	2010
	$	$
Proceeds, net of closing costs and payments due to syndicate partners	23,371	29,228
Loan carrying values, net of loan loss provisions	(22,700)	(28,530)
Net gain	671	698
Net gain reported as loan loss recovery	671	56
Net gain reported as a gain on sale of loans and foreclosed properties	-	642
	671	698

All loans sold during the three months ended March 31, 2011 were real estate loans. No foreclosed properties were sold during the period. As at March 31, 2011, proceeds of $830 were outstanding and are recorded on the Interim Consolidated Balance Sheet in sold loans receivable.

e)      Loan commitments

As at March 31, 2011, the Company has fully funded its resource loan advances under executed loan agreements and is committed to providing up to $33,000 and $568 in resource loan and real estate loan advances, respectively. Included in these amounts are both contractual commitments and in the case of real estate loans, advances required to realize the values of underlying security. However, these advances are subject to a number of conditions precedent, the completion of due diligence, no material adverse changes in the assets, business or ownership of the borrower, and other terms.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

During the quarter, the Company entered into a new resource loan financing arrangement, committing to fund an additional loan subsequent to March 31, 2011. See Note 22 for further discussion.

f)      Property sector distribution of loan principal

The following table summarizes the distribution of the Company’s outstanding loan principal balances by property sector:

	March 31, 2011		December 31, 2010		January 1, 2010
	Number		Number		Number
	of Loans	$	of Loans	$	of Loans	$
Resource loans
Metals and mining	2	34,240	1	5,000	-	-
Energy	1	9,696	-	-	-	-
Total resource loan principal	3	43,936	1	5,000	-	-
Real estate loans
Land under development	4	43,656	7	51,877	14	13,032
Commercial and residential	2	17,235	4	33,934	12	94,256
Construction	1	12,677	3	27,673	7	78,318
Total real estate loan principal	7	73,568	14	113,484	33	303,606
Total loan principal	10	117,504	15	118,484	33	303,606

g)      Geographic distribution of loan principal

The following table summarizes the distribution of the Company’s outstanding loan principal balances by principal geographic location of the underlying security or borrower:

	March 31, 2011		December 31, 2010		January 1, 2010
	Number		Number		Number
	of Loans	$	of Loans	$	of Loans	$
Resource loans
West Africa	1	24,240	-	-	-	-
North America	1	9,696	-	-	-	-
South America	1	10,000	1	5,000	-	-
Total resource loan principal	3	43,936	1	5,000	-	-
Real estate loans
British Columbia	3	21,977	5	31,851	15	141,694
Prairies	4	51,591	8	80,163	13	120,912
Ontario	-	-	1	1,470	5	41,000
Total real estate loan principal	7	73,568	14	113,484
Total loan principal	10	117,504	15	118,484	33	303,606

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

h)      Priority of security charges

The following table summarizes the distribution of the Company’s outstanding loan principal balances by security priority:

	March 31, 2011		December 31, 2010		January 1, 2010
	Number		Number		Number
	of Loans	$	of Loans	$	of Loans	$
Resource loans
Senior priority	3	43,936	1	5,000	-	-
Real estate loans
Senior priority	7	73,568	12	111,345	32	307,455
Second priority		-	2	2,139	1	668
Total loan principal	10	117,504	15	118,484	33	308,123

8	FORECLOSED PROPERTIES

When the Company takes or has the legal right to take title of the security underlying an impaired loan, the carrying value of the loan, which comprises principal, accrued interest and deferred fees and a loan loss provision, is reclassified from loans receivable to foreclosed properties. When foreclosed properties are in saleable condition and management expects that a sale of the properties is probable, they are classified as held for sale and are measured at the lower of their carrying value and fair value less costs to sell. Reductions in the carrying values of foreclosed properties are reported as losses on revaluation of foreclosed properties.

As at March 31, 2011, December 31, 2010, and January 1, 2010, all foreclosed properties were classified as held for sale and changes to the balance of foreclosed properties are as follows:

	Number of
	Properties	$
Balance, January 1, 2010	1	1,956
Properties foreclosed	3	30,007
Foreclosed properties sold	(1)	(1,956)
Revaluation of foreclosed properties		(200)
Balance, December 31, 2010	3	29,807

Properties foreclosed	1	990
Foreclosed properties sold	-	-
Revaluation of foreclosed properties	-	-
Balance, March 31, 2011	4	30,797

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

9	PREMISES AND EQUIPMENT

		Leasehold	Computer	Office
	Land	Improvements	Equipment	Equipment	Total
Cost	$	$	$	$	$
At January 1, 2010	35	370	394	93	892
Additions	-	-	19	-	19
Disposals	-	(1)	-	-	(1)
At December 31, 2010	35	369	413	93	910
Additions	-	-	8	-	8
Disposals	-	-	-	-	-
At March 31, 2011	35	369	421	93	918

		Leasehold	Computer	Office
	Land	Improvements	Equipment	Equipment	Total
Accumulated amortization	$	$	$	$	$
At January 1, 2010	-	162	280	21	463
Amortization recorded in office and other expense	-	74	94	11	179
At December 31, 2010	-	236	374	32	642
Amortization recorded in office and other expense	-	18	9	3	31
At March 31, 2011	-	254	383	35	673

Net carrying values
At January 1, 2010	35	208	114	72	429
At December 31, 2010	35	133	39	61	268
At March 31, 2011	35	115	37	58	245

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

10	INTANGIBLE ASSETS

Intangible assets comprises computer software, which has a finite useful life. The net carrying value of intangible assets is as follows:

Total
Cost	$
At January 1, 2010	208
Additions	2
At December 31, 2010	210
Additions	-
At March 31, 2011	210

Total
Accumulated amortization	$
At January 1, 2010	91
Amortization recorded in office and other expense	118
At December 31, 2010	209
Amortization recorded in office and other expense	-
At March 31, 2011	209

Total
Net carrying values	$
At January 1, 2010	117
At December 31, 2010	1
At March 31, 2011	1

11	EQUITY METHOD INVESTMENTS

Summarized financial information of the Company’s joint ventures accounted for using the equity method is as follows:

	March 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
Assets	3,721	1,070	1,516
Liabilities	3,085	519	672

	Three months ended
	March 31,	March 31,
	2011	2010
	$	$
Revenue	1,788	-
Expenses	1,694	75

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

SD Holding (Sierra Leone) Partnership

Through its wholly owned subsidiary, SR Lending (AM) Limited Partnership, the Company holds a 50% interest in SD Holding (Sierra Leone) Partnership (“SD Holding”), which was established in February 2011 to administer the Company’s resource loan with African Minerals Limited. Joint control of SD Holding is established as all strategic and operating decisions for SD Holding require approval by both joint venture partners (see note 21).

A summary balance sheet for SD Holding is as follows:

	March 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
Assets	2,962	-	-
Liabilities	2,771	-	-
Total net assets	191	-	-
50% of total net assets included as equity method investment	95	-	-

A summary income statement for SD Holding is as follows:

	Three Months Ended March 31

	2011	2010
	$	$
Revenue	1,786	-
Expenses	1,598	-
Net income	188	-
50% of net income included in equity method investment income (loss)	94	-

Castle Mountain Venture

Through its wholly owned subsidiary, Viceroy Gold Corporation, the Company holds a 75% interest in Castle Mountain Venture (“CMV”), which owns and is currently reclaiming a mineral resource property. Joint control of CMV is established as all significant operating plans, budgets and expenditures for Castle Mountain require approval by both joint venture partners.

A summary balance sheet for CMV is as follows:

	March 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
Assets	759	1,070	1,516
Liabilities	314	519	672
Total net assets	445	551	844
75% of total net assets included as equity method investment	334	413	633

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

A summary income statement for CMV is as follows:

	Three Months Ended March 31

	2011	2010
	$	$
Revenue	2	-
Expenses	96	75
Net loss	(94)	(75)
75% of net loss included in equity method investment income (loss)	(70)	(56)

CMV’s primary operating activities relate to the reclamation of the non-operational Castle Mountain mining property. A provision for the CMV reclamation obligation has been included in the entity’s liabilities, and is determined as the present value of expected reclamation expenditures. In determining this provision, a discount rate of 6.50% has been used, and judgment has been employed as to the timing and amount of future reclamation cash flows. As at March 31, 2011, the expected future reclamation cash flows are as follows:

	Remainder
	2011	2012	2013	2014	2015	2016
	$	$	$	$	$	$
CMV undiscounted reclamation expenditures	17	26	9	17	9	17

The following table shows changes to the discounted value of the asset retirement obligation for the three months ended March 31, 2011:

		75% Company
	100% CMV	Interest
	$	$
At January 1, 2011	98	74
Actual expenditures	(12)	(9)
Accretion	1	1
Foreign exchange revaluation	(2)	(2)
At March 31, 2011	85	64

		75% Company
	100% CMV	Interest
	$	$
At January 1, 2010	417	313
Actual expenditures	(22)	(17)
Accretion	7	5
Foreign exchange revaluation	(14)	(10)
At March 31, 2010	388	291

As at March 31, 2011, $746 in restricted cash was held by CMV as security for future reclamation expenditures. The Company’s 75% interest in restricted cash, included in its equity method investment is $560.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Changes to restricted cash in the three months ended March 31, 2011 are as follows:

Total
$
At January 1, 2011	776
Reclamation expenditures and bank charges	(13)
Foreign exchange loss	(17)
At March 31, 2011	746

Total
$
At January 1, 2010	1,103
Reclamation expenditures and bank charges	(91)
Foreign exchange loss	(35)
At March 31, 2010	977

12	SHARE CAPITAL

a)      Authorized

Unlimited first and second preferred shares.

Unlimited common shares without par value.

b)      Common shares issued and outstanding

	Number of	Assigned
	Shares	Value
		$
Balance, January 1, 2010	151,342,734	210,433
Repurchased and cancelled – normal course and substantial issuer bids	(12,302,142)	(17,105)
Issued through private placement	15,625,000	24,699
Issued on exercise of stock options	29,166	55
Balance, December 31, 2010	154,694,758	218,082
Balance, March 31, 2011	154,694,758	218,082

In March 2011, the Company received regulatory approval to repurchase and cancel up to 9,881,214 of its issued and outstanding common shares by way of a normal course issuer bid (the “2011 NCIB”), which will end by March 2012. To date, no shares have been repurchased and cancelled under the 2011 NCIB.

On December 16, 2009, the Company obtained regulatory approval to commence a normal course issuer bid (“the 2009 NCIB”) from December 18, 2009 to December 17, 2010. Under the 2009 NCIB, the Company was allowed to repurchase and cancel up to 12,132,650 of its own shares, of which 121,600 were repurchased and cancelled for $17,105 in December 2009.

In the three months ended March 31, 2010, the Company repurchased and cancelled 1,762,500 common shares with an assigned value of $2,451 for $2,203. The difference of $248 was recorded as an increase to contributed surplus.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

c)      Stock options outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 10% of the then issued and outstanding common shares, with not more than 5% of the then issued and outstanding common shares being granted to any one person in the form of stock options. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting, expiration and any performance terms of the option agreement are at the discretion of the Board of Directors. Exercised options are settled with the issuance of common shares in the Company.

Changes in the number of stock options outstanding for the three months ended March 31, 2011 are as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price
		$
Balance, January 1, 2011	8,635,000	1.66
Granted	150,000	1.76
Exercised	-	-
Expired	-	-
Forfeited	-	-
Balance, March 31, 2011	8,785,000	1.66
Options exercisable at March 31, 2011	4,164,126	1.73

		Weighted
		Average
	Number of	Exercise
	Options	Price
		$
Balance, January 1, 2010	2,680,000	2.21
Granted	4,225,000	1.35
Exercised	-	-
Expired	-	-
Forfeited	(40,000)	3.21
Balance, March 31, 2010	6,865,000	1.68
Options exercisable at March 31, 2010	2,392,032	2.23

There were no options exercised or modified during the three months ended March 31, 2011.

The fair values of options granted in the three months ended March 31, 2011 were estimated at the time of grant using the Black-Scholes option pricing model.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

On a weighted average basis, the Black-Scholes model inputs and fair valuation of options granted in the three months ended March 31, 2011 are as follows:

Weighted
Average Value
Share price on grant date	$1.76
Exercise price	$1.76
Expected forfeiture rate	0.00%
Expected volatility[1]	53.45%
Expected option life in years	3 years
Expected dividend rate	0.00%
Risk-free interest rate	1.69%
Black-Scholes fair value	$0.64

1 Expected volatility is based on the historical share price volatility over the same duration to the date of grant as the expected life of each option grant.

The following table summarizes information about stock options outstanding and exercisable at March 31, 2011:

Options Outstanding				Options Exercisable
		Weighted	Weighted		Weighted
Range of	Number of	Average	Average	Number of	Average
Exercise	Options	Remaining	Exercise	Options	Exercise
Prices	Outstanding	Contractual Life	Price	Exercisable	Price
$		Years	$		$
0.01 to 1.49	4,425,000	3.07	1.33	2,516,632	1.33
1.50 to 1.99	3,250,000	4.24	1.82	537,494	1.86
2.00 to 2.49	605,000	1.76	2.07	605,000	2.07
2.50 to 2.99	55,000	0.50	2.55	55,000	2.55
3.00 to 3.49	450,000	1.12	3.23	450,000	3.23
	8,785,000	3.30	1.66	4,164,126	1.71

13	MANAGEMENT SERVICES

Management services fees are incurred by the Company pursuant to the Agreement discussed in Note 1.

As compensation for their services, Sprott LP receives priority Partnership distributions and management fees as follows:

  Base management fee accrued at a rate of $100 per year and payable quarterly;

  2% of the average net assets under management less certain executive and director compensation; and

  20% of the adjusted Partnership net income before taxes in excess of an annual hurdle equal to the product of average net resource assets under management and the average 30- year Government of Canada bond yield or similar index. Effective June 1, 2011, the average 30-year Government of Canada bond yield or similar index is slated to be the 3- year Government of Canada bond yield or similar index, capped at 6%.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Distributions based on net assets and Partnership income before income taxes are paid annually, subject to available adjusted Partnership net income, and are cumulative if not paid in a given year.

Management fees for the three months ended March 31, 2011 and 2010 are as follows:

	Three Months Ended
	March 31
	2011	2010
	$	$
Base management fee[1]	25	-
2% of average net resource assets[2]	506	-
20% of adjusted net resource income net of annual hurdle[3]	-	-
Management services expense	531	-

[1]	Base management fees are accrued at a rate of $100 per year and are payable quarterly.

[2]

Average net resource assets include resource loans and net assets available for the purposes of resources loan origination. Fees incurred and accrued in the current year are payable when sufficient income from resource lending has been earned, or on the termination of the Partnership.

[3]

Adjusted net resource income includes resource loan-related income, net of certain corporate level costs. The adjusted net income for the three month period ending March 31, 2011 of $99 (March 31, 2010-$nil) and unmet hurdle amounts will be carried forward and applied against future adjusted net resource income. The unmet hurdle carried forward and to be applied against future adjusted net resource income, was $225 for the current period (March 31, 2010-$nil)) while the total cumulative unmet hurdle amounts to $3,844.

14	INCOME TAXES

The Company has tax losses and other deductions in certain of its entities which are available to reduce its taxable income in Canada. At March 31, 2011 and December 31, 2010, the Company has not recognized a deferred income tax asset due to the uncertainty of their recovery.

a)      Income tax (recovery) expense consists of the following:

		Three Months Ended
		March 31
		2011	2010
		$	$
Current
Canada:	Current income tax charge	-	-
United States:	Benefits arising from previous unrecognized tax assets	42	(178)
Total current (recovery) expense		42	(178)

Deferred
Canada:	Deferred tax expense relating to the origination and reversal of temporary differences	-	518
United States:	Deferred tax recovery relating to the origination and reversal of temporary differences	(84)	(135)
Total deferred (recovery) expense		(84)	383
Total income tax (recovery) expense		(42)	205

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

b)

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial statutory income tax rates to the (loss) income before income tax provision due to the following:

	Three Months Ended
	March 31
	2011	2010
	$	$

Statutory tax rate	26.54%	29.00%

Income (recovery) taxes at statutory rates	(449)	394
Increase (decrease) in taxes from:
Non-deductible differences	285	194
Change in enacted tax rates	141	(72)
Decrease (increase) in timing differences recognized	(19)	(311)
Total income tax expense (recovery)	(42)	205

c)	The significant components of the deferred income tax assets and liabilities are as follows:

	March 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
Non-capital loss carry-forwards	-	-	8,682
Capital loss carry-forwards	-	-	-
Premises and equipment	-	-	86
Specific loan loss provisions	-	-	999
Resource deductions	-	-	394
Other	-	-	1,343
Deferred income tax asset	-	-	11,504

Deferred gain and other	216	307	549
Deferred tax liability	216	307	549

The movement between the opening and closing balances was recognized in income or loss

d)

The Company has non-capital losses of approximately $50,228 (March 31, 2010 - $30,983) available to apply against future Canadian income for tax purposes. The following chart details the expiry date, if applicable, of the unrecognized deferred income tax assets (in thousands of Canadian dollars):

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

	Three Months Ended March 31
	2011		2010
		Other		Other
		Deferred		Deferred
	Non-Capital	Income Tax	Non-Capital	Income Tax
	Losses	Assets	Losses	Assets
	$	$	$	$
2010	-	-	-	164
2011	-	634	-	-
2012	-	845	-	-
2013	-	388	-	-
2014	-	70	-	-
2015	3,624	-	4,342	-
2016 – 2027	-	-	-	-
2028	2,445	-	2,432	-
2029	23,787	-	24,209	-
2030	20,370	-	-	-
2031	2	-	-	-
Do not expire	-	16,085	-	12,390
Total	50,228	18,022	30,983	12,554

15	COMMITMENTS AND CONTINGENCIES

a) The Company has entered into an operating lease for office premises and has committed to office-related costs through 2013. The Company has also employed two officers to provide resource lending advisory services to the Company through September 2012. The officers are related to the Company by virtue of their representation on the board of directors. Refer to Note 21.

As at March 31, 2011, the remaining payments for the employment contracts, the operating lease and office costs are due as follows:

	2011	2012	2013	2014	2015	Total
	$	$	$	$	$	$
Employment contracts for resource lending advisory services	315	288	-	-	-	603
Operating lease and office costs	538	704	89	-	-	1,331
Total commitments	853	992	89	-	-	1,934

b) As at March 31, 2011, the Company maintains surety bonds of $335 (US$345) (December 31, 2010 - US$345; January 1, 2010 – US$886) as guarantees for compliance with the reclamation obligations of the Castle Mountain Venture.

c) Loan commitments are disclosed in Note 7(e).

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

16	INTEREST RATE SENSITIVITY

The Company’s exposure to interest rate changes results from the difference between assets and liabilities and their respective maturities or interest rate repricing dates. Based on current differences as at March 31, 2011, the Company estimates that an immediate and sustained 100 basis point increase in interest rates would increase net interest income over the next 12 months by $925. An immediate and sustained 100 basis point decrease in interest rates would decrease net interest income over the next 12 months by $856.

The carrying amounts of assets and liabilities in the following table are presented in the periods in which they next reprice to market rates or mature based on the earlier of contractual repricing and maturity dates, as at March 31, 2011:

	Floating	Within 6	6 to 12	1 to 3	Over	Non - Interest
March 31, 2011	Rate	Months	Months	Years	3 Years	Sensitive	Total
	$	$	$	$	$	$	$
Total assets	92,678	83,566	3,502	41,138	-	28,984	249,868
Total liabilities and equity	-	-	-	-	-	249,868	249,868
Difference	92,678	83,566	3,502	41,138		(220,884)	-
Cumulative difference	92,678	176,244	179,746	220,884	220,884	-	-
Cumulative difference as a percentage of total assets	37.1%	70.5%	71.9%	88.4%	88.4%	-	-

	Floating	Within 6	6 to 12	1 to 3	Over	Non Interest
December 31, 2010	Rate	Months	Months	Years	3 Years	Sensitive	Total
	$	$	$	$	$	$	$
Total assets	107,720	129,946	4,680	10,268	-	(621)	251,993
Total liabilities and equity	-	(1,015)	-	-	-	(250,978)	(251,993
Difference	107,720	128,931	4,680	10,268	-	(251,599)	-
Cumulative difference	107,720	236,651	241,331	251,599	251,599	-	-
Cumulative difference as a percentage of total assets	42.7%	93.9%	95.8%	99.8%	99.8%	-	-

17	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value represents the amount at which a financial instrument could be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act and is best evidenced by a quoted market price in an active market. Quoted prices are not always available and in these cases, the Company determines fair value of financial assets using valuation techniques based on observable market data and management’s best estimates of market conditions. The estimates are subjective and involve particular assumptions and matters of judgement and as such, may not be reflective of future realizable values.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Fair values of financial instruments are assessed according to a hierarchy which ranks the inputs underlying the fair value determination. The three levels of the fair value hierarchy are:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly.

Level 3:	Inputs that are not based on observable market data.

Except for loans receivable and non-recourse loan syndications, which are recorded at amortized cost, all financial instruments are recorded at their fair values in the Interim Consolidated Balance Sheet. Investments in common shares are classified as Level 1 financial instruments, and cash and cash equivalents, fund investments, and warrants are classified as Level 2 financial instruments.

The fair values of loans receivable reflect changes in the general level of interest rates that have occurred since the loans were originated, net of any loan loss provisions. These instruments lack an available trading market and are not typically exchanged, and have been valued assuming they are not available for sale. Their fair values are not necessarily representative of the amounts realizable in immediate settlements of the instruments. For fixed rate loans, fair values are determined by discounting the expected future cash flows at current market rates for loans with similar terms and risks. The Company adjusts the fair values of loans to take account of any significant changes in credit risks using observable market inputs in determining the counterparty credit risks of loans, net of loan loss provisions on the loans.

The fair values of non-recourse loan syndications are determined by using market interest rates for financial instruments with similar terms and risks. These instruments lack an available trading market and are not typically exchanged.

The fair values of common shares are based on quoted prices in active markets.

The fair values of warrants are generally based on inputs other than quoted prices. The Company utilizes the Black-Scholes option valuation model in determining the fair value of warrants which is greatly influenced by the term of warrant and the volatility inherent in the underlying common shares of the securities issuer. In determining appropriate volatility to be utilized, the Company reviews market data to estimate the frequency and intensity of price changes in the security issuers’ underlying shares. The fair values of the warrants are not necessarily representative of the amounts realizable in immediate settlement of the instruments.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The fair value of the Company’s financial instruments are as follows:

	March 31, 2011		December 31, 2010		January 1, 2010
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value	Value	Value
	$	$	$	$	$	$

Assets
Cash and cash equivalents	92,678	92,678	107,689	107,689	4,682	4,682
Investments and securities held for trading
Fund investments	20,086	20,086	19,998	19,998	-	-
Common shares	2,168	2,168	868	868	-	-
Warrants	3,241	3,241	-	-	-	-
Loan receivable, net of loan loss provision	98,218	98,476	92,203	92,203	272,197	272,197

Liabilities
Non-recourse loan syndication	-	-	-	-	20,677	20,677

18	CAPITAL AND RISK MANAGEMENT

Risk management

The success of the Company is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other financial institutions, the Company is exposed to many factors that could adversely affect its business, financial conditions or operating results. Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board of Directors. The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors their compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit risk

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result. The Company is further exposed to adverse changes in conditions which affect real estate values for its real estate loans and commodity prices for its resource loans. These market changes may be regional, national or international in nature or may revolve around a specific asset. Risk is increased if the values of the underlying assets securing the Company’s loans fall to levels approaching or below the loan amounts. Any decrease in real estate values or commodity prices may delay the development of the underlying security or business plans of the borrower and will adversely affect the value of the Company’s security. Additionally, the value of the Company’s underlying security in a resource loan can be negatively affected if the actual amount or quality of the commodity proves to be less than that estimated or the ability to extract the commodity proves to be more difficult or more costly than estimated.

During the resource loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

  emphasis on first secured financings;

  the investigation of the creditworthiness of all borrowers;

  the employment of qualified and experienced loan professionals;

  review of the sufficiency of the borrower’s business plans including plans which will enhance the value of the underlying security;

  continuous written status updates provided on the business plans and if applicable, progress;

  the engagement of qualified independent consultants and advisors such as lawyers, engineers and geologists dedicated to protecting the Company’s interests; and

  legal review is performed to ensure that all due diligence requirements are met prior to funding.

The Company is also focused on real estate loan remediation and the collection of real estate loans. The Company is committed to several processes to ensure that the Company will effectively and productively achieve these goals. These include:

  strategy formulation as to the most appropriate method to protect the Company’s interest including obtaining additional security, request for principal reductions, protective disbursements and foreclosure proceedings;

  frequent physical inspection of the properties;

  engaging new legal counsel, realtors, and other professionals;

  frequent updating of appraisals and/or re-underwriting of loans including updating borrower and guarantor financial conditions; and

  regular management review and discussion of the status of the loan including legal status, market intelligence, and business plans of the borrower.

The Board of Directors has the responsibility of ensuring that credit risk management is adequate. The Board has delegated much of this responsibility to its Credit Committee, which is composed of a majority of independent directors. They are provided with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis, to review and assess the risk profile of the loan portfolio. The Credit Committee is required to approve all loan exposures between $10 million and $20 million and any related party loans greater than $500 thousand. Any loan exposure for amounts greater than $20 million must be approved by the Board. Except for related party loans greater than $500 thousand, the Board has delegated approval authority for all loan exposures less than $10 million to an approval committee comprising members of senior management. In addition, at origination, the Company does not allow any one loan exposure to exceed 10% of the Company’s equity and restricts lending to any one borrower to 20% or less of the Company’s equity.

The Company’s maximum exposure to credit risk on the Interim Consolidated Balance Sheet is the carrying value of its loans and receivables. As at March 31, 2011, the largest loan in the Company’s loan portfolio was a real estate loan with a carrying value of $24.5 million (26.5% of the Company’s loans receivable) and is considered impaired. This was also the largest aggregate amount owing by any one borrower. Also, the Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower. The Company reviews its policies regarding its lending limits on an ongoing basis.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

With respect to credit risk arising from the other financial assets of the Company, which comprise cash and cash equivalents, investments and securities held for trading, the Company’s maximum exposure is equal to the carrying amount of these instruments. The Company limits its counterparty credit risk on these assets by dealing with reputable counterparties and partners.

Liquidity and liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The goal of liquidity management is to ensure that adequate cash is available to honour all future loan and other commitments and the repayment of any debt facility, if any, at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. The Company manages its loan commitment liquidity risk by the ongoing monitoring of scheduled loan fundings and repayments. To meet funding shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; obtaining debt facilities; and/or issuing common or preferred shares.

As at March 31, 2011, the Company had future loan commitments to borrowers of up to $33.6 million.

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporates assumptions related to the likely timing of loan repayments and property sales.

Market risk

Market risk is the impact on earnings as a result of changes in financial market variables such as interest rates, foreign exchange rates and commodity prices which can arise when making loans and borrowing and making investments. The Company does not engage in any type of trading activities other than disposing of any shares or warrants the Company may receive in connection with its lending arrangements or trading activities to limit exposure to changes in financial market variables. The Company’s material market risk is limited generally to those risks noted below. With respect to the Company’s investment in common shares, a 10 percent increase or decrease in market interest rates would result in an increase or decrease of approximately $217 in the fair value of the investments.

With respect to the Company’s investments in warrants, a 10 percent increase or decrease in the volatility assumption would result in an increase of approximately $909 and a decrease of $889 in the fair value of the warrants held.

Interest rate risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. In the past, the Company has, in some cases, set minimum rates or an interest rate floor in its variable rate loans. None of the Company’s current lending is based on variable interest rates. The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate. The Company mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to two years, and by charging prepayment penalties and/or upfront commitment fees.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

As at March 31, 2011, the Company had 3 fixed-rate resource loans and 7 fixed-rate real estate loans with an aggregate principal of $117.5 million.

Commodity price risk

Commodity price risk refers to the uncertainty of the future market values and the amount of future income caused by the fluctuation in the price of specific commodities. The Company may, from time to time, enter into certain resource loans, where the repayment is notionally tied to a specific commodity spot price at the time of the loan (“Precious Metal Loans”) and downward changes to the price of the commodity can reduce the value of the loan and the amounts ultimately repaid to the Company. In these circumstances the Company may employ certain hedging strategies in order to mitigate the exposure to this type of risk. The Company does not currently have any Precious Metal Loans.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that a return on an investment may be negatively impacted by a change in the exchange rate between two currencies. The Company may, from time to time, invest in loans and other assets or incur liabilities denominated in currencies other than the Canadian dollar. This may give rise to certain levels of foreign exchange rate risk. In these circumstances the Company may employ certain hedging strategies in order to mitigate its exposure to this type of risk. Precious Metal Loans are generally based in US dollars and would be subject to foreign exchange rate risk and commodity price risk.

The following summarizes the Company’s significant financial assets and liabilities by currency:

	All amounts in thousands of Canadian
March 31, 2011	dollars
	CAD	US	GBP	Other	Total
Cash and cash equivalents	88,445	4,233	-	-	92,678
Investments and securities held for trading	21,915	-	3,580	-	25,495
Loans receivable	68,367	29,851	-	-	98,218
Foreclosed assets	30,797	-	-	-	30,797
All other assets	2,012	668	-	-	2,680
Total assets	211,536	34,752	3,580	-	249,868

Total liabilities	3,438	218	-	-	3,656
Total liabilities	3,438	218	-	-	3,656

19	SEGMENTED INFORMATION

The Company has one operating segment, which is to provide credit financing. Historically, the Company’s loans were secured by Canadian real estate; however, as discussed in Note 1, new loans originated by the Company are secured by mining and energy projects, internationally. Until all remaining real estate loans are monetized, disclosure of the Company’s loan portfolio will include stratification by loan security and borrower location, but resource-based loans and remaining real estate loans are not distinguished as separate operating segments.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The Company’s geographic location is Canada.

20	CASH FLOW INFORMATION

Changes in non-cash operating working capital

	Three Months Ended
	March 31
	2011	2010
	$	$
(Increase) decrease in prepaid and other receivables	(427)	(121)
(Decrease) increase in accounts payables and accrued liabilities	(924)	(531)
(Increase) decrease in income tax receivable	(2)	(201)
(Decrease) increase in income tax payable	-	(31)
	(1,353)	(884)

21	RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below.

In September 2010, the Company entered into fixed term employment agreements with two directors of the Company to provide advisory services with respect to resource loan originations and assist in real estate monetization. Prior to September 2010, the two directors were executives of the Company. The agreements expire in September 2012, and pursuant to these agreements, the Company recorded $105 in related salaries expense for the three months ended March 31, 2011 (March 31, 2010 - $nil).

During the period ended March 31, 2011, the Company paid $1,101 in loan monetization bonuses to certain employees and directors of the Company (March 31, 2010-$nil) and $432 in severance payments to employees (March 31, 2010-$nil). As at March 31, 2011 $1,366 in loan monetization bonuses are outstanding and included in accounts payable and accrued liabilities (March 31, 2010 -$nil). There were no amounts outstanding for severance due to employees (March 31, 2010-$575).

During the period ended March 31, 2011, the Company recorded a $531 (March 31, 2010 - $nil) management services expense, net of related salaries expense, incurred with Sprott LP for their administration of the Partnership discussed in Note 1. The related amount included in accounts payable and accrued liabilities as at March 31, 2011 is $1,135 (March 31, 2010 - $nil).

As at March 31, 2011, the Company subleased a significant portion of its Vancouver office premises with two related companies by virtue of having certain key management personnel in common. The Company also shares certain administrative functions with one of these related parties, Ionic Management Corp. (“Ionic”). Costs incurred by one party on behalf of the other are reimbursed in full. For the three months ended March 31, 2011, the Company reimbursed $23 (March 31, 2010- $60) to Ionic and received $29 (March 31, 2010- $33) from Ionic for such administrative costs. As at March 31, 2011, $10 (March 31, 2010 -$10) of related amounts are included in the Company’s accounts receivable balance.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

In November 2010, the Company entered into a sublease for its Toronto office premises with Sprott Asset Management LP, a wholly owned subsidiary of Sprott Inc., a related company by virtue of having certain key management personnel in common. For the three months ended March 31, 2011, the Company paid Sprott Asset Management LP $259 in office rent and leasehold expenses (March 31, 2010 -$nil).

In February 2011, the Company established a joint venture with Dundee Resources Limited, a wholly owned subsidiary of Dundee Corp., and related by virtue of having one of its key officers on the Company’s board of directors. The joint venture, SD Holding (Sierra Leone) Partnership, was established to facilitate the administration of a loan facility. As at March 31, 2011, $271 relating to arrangement fees earned on the facility are included in the Company’s accounts receivable balance and $149 of related amounts are included in accounts payable.

Compensation of key management personnel

The remuneration expense of directors and other members of key management personnel during the period was as follows:

	Three Months Ended
	March 31
	2011	2010
	$	$
Salaries and benefits	433	382
Salaries and benefits related to real estate monetization and transition	1,501	275
Termination benefits	-	278
Stock-based compensation	518	460
Total	2,452	1,395

Co-lending arrangements

The Company allows directors, officers, employees and other related parties to directly participate in its lending arrangements as a co-lender or on a syndication basis. The Company may also participate in co-lending arrangements with related parties. Under these arrangements administration or other fees may be charged by or to the related party.

For the three months ended March 31, 2011, the Company received $4 in syndicate interest from two parties related by virtue of their representation on the Company’s board of directors (March 31, 2010 - $nil).

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

22	SUBSEQUENT EVENTS

Loan activities

Subsequent to March 31, 2011, the Company collected $19, 594 through real estate loan payments and sales and funded $403 in protective disbursements for real estate loans.

Other

In April 2011, the Company initiated litigation against a third party, Aurcana Corporation, for breach of contract and good faith related to obligations under a financing agreement. The litigation is in the early stages and the outcome is unknown at this time.

In April 2011, the Board of Directors and shareholders approved an amendment to the definition of the annual hurdle used in the determination of management fees paid to Sprott LP pursuant to the Agreement discussed in Note 1. Effective June 1, 2011, the annual hurdle rate will change from a 30 year Government of Canada bond hurdle to a 3 year Government of Canada bond hurdle to be capped at 6.00% .